UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 5)

Net 1 UEPS Technologies Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

64107N206
(CUSIP Number)

Samuel Sithole
Value Capital Partners (Pty) Ltd
Rosebank Link
173 Oxford Road, 8th Floor
Rosebank
Gauteng, 2196
South Africa
+27 10 060 0800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contain information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Value Capital Partners (Pty) Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,875,105

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
12,875,105

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,875,105

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.589%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as previously filed on April 24, 2020, as amended by Amendment No.l filed on May 20, 2020, Amendment No.2 filed on October 9,2020, Amendment No.3 filed on November 23,2020 and Amendment No. 4 filed on December 22, 2020 (the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning herein as are ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

The Shares reported as purchased in the transactions disclosed under Item 5(c) were acquired at an aggregate purchase amount of $2,133,377.17. The source of funds for such purchases was investment funds of the VCP Managed Funds.

Item 5.	Interest in Securities of the Issuer

(a)
VCP beneficially owns an aggregate of 12,875,105 Shares, constituting 22.589% of the Issuer’s outstanding Shares. The aggregate percentage of the Shares reportedly owned by VCP is based upon 56,996,214 Shares outstanding as of September 21, 2021, which remained the same as reported in the Issuer’s Form 10-Q filed on November 5,2021.

(b)
VCP, as the investment manager of the VCP Managed Funds, may be deemed the beneficial owner of 12,875,105 Shares owned by the VCP Managed Funds. VCP holds sole dispositive and voting power over the Shares held by the VCP Managed Funds.

(c)
The following table sets forth all transactions with respect to Shares which were effected through a broker in the open market during the past sixty (60) days by VCP since the filing of the Schedule 13D.

Date of Transaction	(Purchase or Sale)	Shares	Price (USD)
12/14/2021	Purchase	78,497	$4.39
12/15/2021	Purchase	70,391	$4.51
12/16/2021	Purchase	41,717	$4.31
12/17/2021	Purchase	193,077	$4.91
12/20/2021	Purchase	65,753	$5.21

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 21, 2021

Value Capital Partners (Pty) Ltd

By:	/s/ Samuel Sithole
Name: Samuel Sithole
Title: Chief Executive Officer